A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

AN INDEPENDENT MEMBER OF BDO ALLIANCE USA

June 2, 2017

Ms. Sosi Bardakjian
Chief Financial Officer
GreenKraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707

Effective June 2, 2017, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

Simon & Edward, LLP

Simon & Edward, LLP

Address: 3230 Fallow Field Drive, Diamond Bar CA 91765, U.S.A
Tel: +1 (909) 839- 0188 Fax: +1 (909) 839- 1128 Website: www.secpa.us